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                             June 15, 2022

       Lei Xia
       Chief Executive Officer
       ICZOOM Group Inc.
       Room 102, Technology Bldg., International e-Commerce Industrial Park 105 Meihua Road
       Futian, Shenzhen China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed June 10, 2022
                                                            File No. 333-259012

       Dear Mr. Xia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2022 letter.

       Amendment No. 9 to Registration Statement on Form F-1

       Permission Required from the PRC Authorities for the Company's Operation and to Issue Our
       Class A Ordinary Shares to Foreign Investors, page 10

   1. We note your response to comment 1 and reissue in part. Please refer to the first paragraph. The
disclosure here should not be limited to only "permits" and "approval certificates." Please
make appropriate revisions to your disclosure so that it covers all permissions and
approvals from Chinese authorities or agencies required to operate your business. The
disclosure should state affirmatively whether the company and its subsidiaries have
received all requisite permissions and approvals and whether any permissions or
approvals have been denied.
 Lei Xia
ICZOOM Group Inc.
June 15, 2022
Page 2
Exhibits

2. Please refer to Section C(6) of Exhibit 99.7. Please revise the referenced opinion paragraph to cover all "Governmental Authorizations." In this regard, we note that the revised opinion paragraph limits the provided opinion related to business operations to only "permits" or "approval certificates." Please revise to remove this inappropriate limitation.
       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameLei Xia                                     Sincerely,
Comapany NameICZOOM Group Inc.
                                                              Division of
Corporation Finance
June 15, 2022 Page 2                                          Office of Trade &
Services
FirstName LastName